SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

O’Connor Fund of Funds: Masters
(Name of Issuer)

O’Connor Fund of Funds: Masters
(Name of Person(s) Filing Statement)

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James M. Hnilo, Esq.
UBS Alternative and Quantitative Investments LLC
One North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
(312) 525-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

March 20, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $18,000,000 (a)	Amount of Filing Fee: $2,318.40 (b)
(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at 0.01288% of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by O’Connor Fund of Funds: Masters, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), to purchase shares of beneficial interest of the Fund (the “Shares”).  Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $18,000,000 of Shares that are tendered and not withdrawn prior to the end of the day on April 16, 2014, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.                  Identity and Background of Filing Person.

(a)           The name of the filing person is O’Connor Fund of Funds: Masters.  The principal executive office of the Fund and UBS Alternative and Quantitative Investments LLC (the “Adviser”) is located at 677 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428.  The Fund’s Executive Officers are:  William J. Ferri, Principal Executive Officer; Dylan Germishuys, Principal Accounting Officer; and Frank S. Pluchino, Chief Compliance Officer.  The Fund’s Trustees are:  Virginia G. Breen; Meyer Feldberg; George W. Gowen; and Stephen H. Penman.  The address of the Fund’s Executive Officers and Directors is c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Boulevard, Stamford, Connecticut 06901.

ITEM 10.                Financial Statements.

(a)           (1)           The Fund commenced operations on July 1, 2013.  Reference is made to the audited financial statements of the Fund for the period from January 1, 2013 to March 31, 2013 and for the year ended December 31, 2012, included in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (Reg. Nos. 333-189732 and 811-22859), as filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2013, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  Additionally, reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to shareholders pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the period from July 1, 2013 (commencement of operations) to September 30, 2013, previously filed with the SEC on Form N-CSR on December 6, 2013.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)           Not applicable.

(4)           Net asset value per Share of $1,055.45 (January 31, 2014).

(b)           The Fund’s assets will be reduced by the value of the Shares purchased in the tender offer.  Thus, income relative to assets may be affected by the tender offer.

ITEM 12.                Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O’CONNOR FUND OF FUNDS: MASTERS

By:	/s/ Dylan Germishuys
Name: Dylan Germishuys
Title: Authorized Signatory

March 20, 2014

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.